Paul, Weiss, Rifkind, Wharton & Garrison LLP
                           1285 Avenue of the Americas
                             New York, NY 10019-6064

Writer's Direct Dial Number
(212) 373-3245

Writer's Direct Fax Number
(212) 492-0245

Writer's E-mail Address
gli@paulweiss.com



                                                      October 19, 2006


VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION
Station Place
100 F Street, N.E.
Washington, D.C. 20549
ATTENTION:        SARA W. DUNTON

                  Re:      Triarc Companies, Inc. Amendment No. 2
                           Registration Statement on Form S-3
                           File No. 333-127818
                           ---------------------------------------

Ladies and Gentlemen:

         On behalf of Triarc Companies, Inc. a Delaware corporation, and its subsidiaries (collectively, the "COMPANY"), we submit in electronic form the accompanying Amendment No. 2 to the Registration Statement on Form S-3 ("AMENDMENT NO. 2") of the Company, together with Exhibits, marked to indicate changes from the Registration Statement on Form S-3 (the "REGISTRATION STATEMENT"), as originally filed with the Securities and Exchange Commission (the "COMMISSION") on August 24, 2005, as amended on November 23, 2005.

         Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the "STAFF") in a letter from Sara
W. Dunton, dated December 8, 2005 (the "COMMENT LETTER"). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter and not otherwise defined


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Securities and Exchange Commission                                           2


herein are used as defined in the Registration Statement (including the documents incorporated by reference therein).

         The Company's responses to the Staff's comments are as follows:

INCORPORATION OF DOCUMENTS BY REFERENCE, PAGE 3
-----------------------------------------------

1. We note that the effective date of your filing will be 89 days beyond the latest year end of RTM Restaurant Group of May 29, 2005. Accordingly, in compliance with Rule 3-12 of Regulation S-X, please include in your filing the audited financial statements of RTM for such year end.

         RESPONSE TO COMMENT NO. 1

         In response to the Staff's comment, the Company has filed a Current Report on Form 8-K on October 19, 2006, including the audited financial statements of RTM Restaurant Group for the year ended May 29, 2005, which Form 8-K was incorporated into the Amendment No. 2 by reference.

RISK FACTORS, PAGE 7
--------------------

2. We note from your disclosure on page 21 that geographic factors may affect your future results. With a view to disclosure, please consider discussing the geographic regions in which you operate.

         RESPONSE TO COMMENT NO. 2

         In response to the Staff's comment, the Company has added an additional risk factor to page 17 of Amendment No. 2.

THE RTM ACQUISITION, PAGE 5
---------------------------

3. Please provide a graphic depiction of the RTM Acquisition. Also clarify in your disclosure whether, and how, the RTM Acquisition is reflected in the organizational chart on the previous page.

         RESPONSE TO COMMENT NO. 3

         In response to the Staff's comment, the Company has provided a graphic depiction of the RTM Acquisition and clarified the disclosure as requested by the Staff. See pages 5 and 6 of Amendment No. 2.

Securities and Exchange Commission                                           3


FORM 10-K FOR YEAR ENDED JANUARY 2, 2005
----------------------------------------

NOTE 14: INCOME TAXES, PAGE 100
-------------------------------

4. We note your response to prior comment 19. In regard to the $31,398,000 of tax reserves and related interest released in 2004, please tell us the following:

         o    The tax issues to which the reserves relate,

         o Your rationale as to why you believed that a loss was probable in connection with these issues such that it was necessary to record reserves,

         o The amount of reserve recorded for each issue and the basis for establishing such amount,

         o The basis for allocating the reserve released between continuing and discontinued operations, and

         o Why it was appropriate to reverse the reserves in connection with the finalization of examinations or expiration of the statute of limitations associated with the corresponding federal and state tax returns during 2004.

         Additionally, tell us the periods in which the tax reserves and related interest were recorded and the financial statement line item in which reported.

         RESPONSE TO COMMENT NO. 4

         In response to the Staff's comment, the Company informs the Staff that although the reserves released in 2004 were material with respect to the Company's results from operations, it is significant to note that these reserves covered a fairly substantial time frame in that they were related to issues pertaining to corporate tax returns filed for the period 1994 through 2001. During this period the Company had experienced significant tax net operating losses ("NOLs") that were not utilized until the sale of the Beverage Group in October 2000. Consequently, since the tax rules permit the authorities to adjust corporate NOLs until they are actually used by the taxpayer, the Company was obligated to maintain its reserves associated with the NOLs until either the statute of limitations expired with respect to the 2000 return or the Internal Revenue Service completed its examination. Since the examination with respect to the 2000 and 2001 Federal income tax returns was in fact finalized in 2004 resulting in a no change audit, the Company released $14,592,000 of tax reserves and $4,342,000 of related interest accruals as a "Benefit from income taxes" and as a reduction of "Interest Expense", respectively, reported in continuing operations related to various executive compensation issues and other potentially non-deductible expenses.

Securities and Exchange Commission                                           4


         The Company's response to Comment No. 19, as included in the Company's response letter dated November 22, 2005 accompanying Amendment No. 1 to the Registration Statement, provides the rationale utilized by the Company in establishing and quantifying the magnitude of tax reserves required and the Company believes its policy meets the criteria of paragraph 8 of SFAS 5. The principles of this policy are applied independently to transactions reflected in continuing or discontinued operations, thereby resulting in specifically identifiable reserves for each category and enabling the Company to properly evaluate the adequacy of reserves relating to either continuing or discontinued operations.

         The release of reserves in the amount of $12,464,000, which was reported as "Gain on disposal of discontinued operations", related solely to reserves established for certain basis differences in disposed assets and state tax issues in connection with the sale of the Company's former beverage businesses in October 2000 and the subsequent election to treat certain portions of the transaction as an asset sale in lieu of a stock sale under the provisions of Section 338(h)(10) of the United States Internal Revenue Code entered into by the buyer and the Company. Since these issues were associated with specific state or Federal income tax returns, the Company felt it was appropriate to release these reserves in 2004 because either the examination of the return was completed, thereby fixing the liability, or the statute of limitations expired, thereby precluding an additional assessment of tax.

         The Company had previously disclosed its policy relating to accounting for income tax contingency reserves in a letter to the Staff dated October 17, 2003. The applicable disclosure as included in such letter is attached as Annex A to this response letter.

5. We note that in the last several years tax reserves have been reversed that were material to your results of operations. In future filings, please fully disclose the facts and circumstances in regard to contingencies and related reserves associated with material income tax matters that have been recorded during the periods presented or accumulated in the latest period presented, the factors upon which the contingencies will be resolved, when you expect the contingencies to be resolved, and specifically why it is appropriate to reverse reserves in the periods in which reversed.

         RESPONSE TO COMMENT NO. 5

         In response to the Staff's comment, the Company informs the Staff that the Company has historically released income tax reserves when the related contingency has been resolved either through settlement of an audit by the Federal or State taxing authorities or the expiration of the statute of limitations for examination of the Company's Federal

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Securities and Exchange Commission                                           5


         and State income tax returns. The Company disclosed the reason for any material release of income tax reserves relating to (1) continuing operations in footnote 15 "Income Taxes" and (2) discontinued operations in footnote 22 "Discontinued Operations" to the Company's consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended January 1, 2006. As of January 1, 2006 and through the date of this letter, the Company's reserves for income tax matters related to continuing operations and discontinued operations were $7,802,000 and $9,036,000, respectively. These reserves, if not utilized for settlement of the tax matters, will be released on the same basis as set forth above.

         The Financial Accounting Standards Board recently issued Interpretation No. 48, "Accounting for Uncertain Tax Positions - an Interpretation of FASB Statement No. 109" which modifies disclosures relative to reserves for income tax contingencies and will be effective for our Form 10-Q for our 2007 first fiscal quarter. The Company will modify its disclosures of its reserves for income tax contingencies to comply with this interpretation commencing with our first fiscal quarter of 2007.

TRIARC COMPENSATION PLANS
-------------------------

6. We note your response to prior comment 23. Please tell us your basis for accounting for the equity arrangements as unearned compensation. Tell us how the amount of capital contribution made by participants compares to the fair value of the equity interest recorded, and the accounting for any difference between these amounts. Additionally, tell us what of the capital contribution a terminated employee is entitled to upon leaving the company during the vesting period. Also, tell us what additional consideration was given to treating these arrangements as minority interests and such effect on the accounting of your ownership interests in the corresponding entities. Tell us how the fair value of an equity interest of participants compares to the carrying value of your investment in the corresponding entities on an equivalent single ownership interest basis.

         RESPONSE TO COMMENT NO. 6

         In response to the Staff's comment, the Company informs the Staff that the equity arrangements referred to in the Company's response to Comment No. 23, as included in the Company's response letter dated November 22, 2005 accompanying Amendment No. 1 to the Registration Statement, involved the grant to certain members of its management equity interests (the "Class B Units") in two of the Company's consolidated subsidiaries in its fourth quarter ended January 1, 2006. The Class B Units consist of a capital interest portion reflecting the subscription price paid by each employee and a profits interest portion for up to an aggregate of 15% of the net income of the respective subsidiaries and up to an aggregate 15% of any investment gain derived from the sale of any or all of the holdings of those subsidiaries subsequent to the issuance of the Class B Units. The

Securities and Exchange Commission                                           6


         capital interest portions can be retained by the employees upon leaving the Company, subject to the Company's right to repurchase them at fair market value, and are not subject to vesting or forfeiture. These capital interest portions were recorded as minority interest liabilities in the Company's consolidated balance sheet. The profit interests portions vest ratably on each of February 15, 2006, 2007 and 2008. The Company accounted for the issuance of the Class B Units in accordance with paragraphs 10 and 14 of APB Opinion No. 25, which the Company followed during its fourth quarter ended January 1, 2006 since it had not yet adopted SFAS 123(R) and continued to account for all its stock-based employee compensation arrangements under the intrinsic value method. Accordingly, the excess of the estimated fair market value of the respective Class B Units as of the date of grant, based on an independent appraisal, over the related subscription prices paid by the employees was charged to the "Unearned compensation" component of "Stockholders' equity" with an equal offsetting increase in "Additional paid-in capital." Such unearned compensation is being amortized ratably as compensation expense over the three-year vesting period which commenced retroactively as of February 15, 2005. Any participation in net income and gains by the Class B Units are reflected  as  minority  interest  expense  with an  equal  offsetting increase in minority interest liabilities in the Company's consolidated financial statements. The estimated fair market value of the Class B Units for each of the subsidiaries represents the probability-weighted present value of estimated future cash flows to the respective Class B Units. The characteristics of the Class B Units differ from the Company's equity interests in those subsidiaries and, accordingly, it is not possible to determine fair value or carrying value on an equivalent single ownership interest basis as requested in the Comment Letter. However, the independent appraisal implies total fair values of each of the two subsidiaries in excess of the total equity interests in the respective subsidiaries, which consist of the Company's investments in those respective subsidiaries and the estimated fair market value of the Class B Units. The Company's disclosures related to the Class B Units appear in Note 16 to the consolidated financial statements in its Annual Report on Form 10-K for the fiscal year ended January 1, 2006 under "Stock-Based Compensation - Equity Instruments of Subsidiaries." Although the adoption of SFAS 123(R) by the Company effective January 2, 2006 resulted in the reversal of the "Unearned compensation" component of "Stockholders' equity" against "Additional paid-in capital," the amortization of the unearned compensation with respect to the Class B Units remains unchanged; however, effective January 2, 2006 it is now credited directly to "Additional paid-in capital."


                                     * * *

Securities and Exchange Commission                                           7


         If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (212) 373-3245 or Raphael M. Russo at
(212) 373-3309.

                                                     Very truly yours,



                                                     /s/ Gary Li
                                                     -----------
                                                     Gary Li


cc:   Brian L. Schorr
      Triarc Companies, Inc.

      Raphael M. Russo
      Paul D. Ginsberg
      Paul, Weiss, Rifkind, Wharton & Garrison LLP

Securities and Exchange Commission                                           8


                                                                        ANNEX A
                                                                        -------


Attached below is the relevant SEC comment and the Company's response from the Company's letter to the Staff dated October 17, 2003.


SALE OF BEVERAGE BUSINESS
-------------------------

         5. See your response to prior comment 9. In future filings, disclose the amount of the remaining tax contingency reserves associated with the Snapple Beverage Sale and the expected date(s) of reversal. Also, disclose how the reversal of these reserves will be accounted for in your consolidated financial statements.


In accordance with SFAS No. 144, the Company has included the remaining tax contingency reserve associated with the Snapple Beverage sale within accrued expenses, a major class of liability as part of the disposal group. Such amount is disclosed in note 18 to the Company's 2002 consolidated financial statements under the caption "Accrued expenses, including accrued income taxes, of the Beverage Discontinued Operations". In future filings commencing with the Form 10-Q for the quarter ending September 28, 2003, we propose to add the following disclosure beneath the table summarizing the net current liabilities relating to discontinued operations.


"Any reversal of accrued expenses upon settlement of a liability will be recorded as a component of income or loss from discontinued operations."


We believe this disclosure is in accordance with the SFAS No. 144 paragraph 47a. which states "A description of the facts and circumstances leading to the expected disposal, the expected manner and timing of that disposal, and, if not separately presented on the face of the statement, the carrying amount(s) of the major classes of assets and liabilities included as part of a disposal group" with which the Company has complied. As disclosed in note 18 to the Company's 2002 consolidated financial statements, the accrued expenses, including accrued income taxes, of the Beverage Discontinued Operations as of December 29, 2002 represent remaining liabilities payable with respect to the Beverage Discontinued Operations. In addition, as disclosed in note 5 to the condensed consolidated financial statements in the Second Quarter 10-Q, the Company has been notified by the Internal Revenue Service of its intent to examine the Company's Federal income tax return for the year ended December 31, 2000, the year to which these income tax reserves relate.

Securities and Exchange Commission                                           9


We are sensitive to the competing interests of the requested additional detail in the Company's disclosure of the tax contingency reserve noted above and the negative impact that such disclosure could have on the Company and our stockholders. We believe that additional disclosure around certain components of the accrued expenses, including the tax reserves, would negatively impact the Company's ability to reach a final settlement with respect to those expenses. We believe that additional disclosure of the amounts of the Company's tax contingencies could highlight and weaken the Company's ability to defend certain tax positions it has taken. As such, this could result in an increase in the amount of taxes that would otherwise result from an examination by the tax authorities. We believe that the level of detail in the Company's existing disclosure, when modified to include the treatment of reversals, provides the reader of the Company's financial statements with sufficient information to evaluate the effect upon earnings resulting from the settlement of the liabilities while at the same time preserving its legal and other strategies to settle the liabilities and avoiding inadvertent admission to liability that could be prejudicial to the interests of the Company and, ultimately, its shareholders, in these matters. We further believe that such a result is contrary to the Company's stockholders' and the investing public's best interests.


In addition we have also considered your comment vis-a-vis the Company's current MD&A disclosures. We do not believe it is necessary to include additional disclosures in MD&A about the accounting estimates involving the tax contingencies. As noted above, providing additional MD&A disclosures with respect to the tax contingencies could place the Company, and thus its stockholders, at a disadvantage when attempting to resolve these contingencies. We believe that the existing MD&A and GAAP requirements are sufficient to inform investors about the effects, and potential effects, on earnings and liquidity of these types of loss contingencies, while balancing the interests of the Company's current stockholders and creditors.


The expected date of reversal will be the settlement date of our negotiations of the results of tax audits, which cannot be determined at this time due to the taxing auhtority's ability to extend the Company's statutory audit period. We will, however, continue to review the Company's tax liabiities on an ongoing basis for each reporting period. We will disclose an expected settlement date as soon as such information is known to the Company. We supplementally confirm that the amounts of any reversal will be included in income from discontinued operations at the time of reversal.